EX 99.28(d)(20)(iii)

Amendment
to Amended and Restated
Investment Sub-Advisory Agreement Between
Jackson National Asset Management, LLC
and M&G Investment Management Limited

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), and M&G Investment Management Limited, a company registered in England and Wales (“Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser entered into an Amended and Restated Investment Sub-Advisory Agreement effective as of the 1st day of December, 2012, (“Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of JNL Series Trust.

Whereas, pursuant to a merger of the JNL/M&G Global Leaders Fund into another fund, the Adviser and the Sub-Adviser have agreed to amend Schedule A and Schedule B of the Agreement to remove the JNL/M&G Global Leaders Fund.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

1.	Schedule A to the Agreement is hereby deleted and replaced in its entirety with Schedule A dated September 16, 2013, attached hereto.

2.	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated September 16, 2013, attached hereto.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed as of this 12th day of July 2013, effective September 16, 2013.

Jackson National Asset Management, LLC		M&G Investment Management Limited

By:	/s/ Mark D. Nerud	By:	/s/ Gary Cotton
Name:	Mark D. Nerud	Name:	Gary Cotton
Title:	President and CEO	Title:	CEO, Equities

Schedule A
Dated September 16, 2013

Funds
JNL/M&G Global Basics Fund

A-1

Schedule B
Dated September 16, 2013
(Compensation)

JNL/M&G Global Basics Fund
Average Daily Net Assets	Annual Rate
$0 to $500 Million	0.50%
Amounts over $500 Million	0.45%

B-1